February 13, 2014

VIA EDGAR

Ms. Cecilia Blye

Chief-Office of Global Security Risk

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	The Bank of Nova Scotia

Form 40-F for the Fiscal Year Ended October 31, 2013

Filed December 6, 2013

File No. 2-09048

Dear Ms. Blye:

On behalf of The Bank of Nova Scotia (together with its subsidiaries, the “Bank”), I am writing in response to the request for information contained in the comment letter dated January 31, 2014 (the “Comment Letter”) regarding the Bank’s Form 40-F for the period ended October 31, 2013. Staff has requested information in connection with the nature and extent of our past, current and anticipated contacts with Cuba, Sudan and Syria.

For the convenience of Staff’s review, set forth below are the comments contained in the Comment Letter along with the responses of the Bank (the “Response Letter”).

1.	You stated in your letter to us dated August 31, 2011 that you had business associated with Cuba, Sudan, and Syria. Also, you state on your website that you are “proud to maintain a presence in Cuba, offering a broad range of correspondent banking services.” As you know, Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through branches, subsidiaries, affiliates or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any services or support you have provided into Cuba, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

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The Bank is in the process of conducting the appropriate due diligence in order to provide a detailed response. This process will include collecting and analyzing information from various systems, business lines and specialized departments. We anticipate being able to provide you with a complete response by April 15, 2014.

2.	Please discuss for us the materiality of any contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Please refer to the response set forth under comment 1 above. As noted, we anticipate being able to provide you with a complete response by April 15, 2014.

To conclude, the Bank acknowledges as follows:

•	the Bank is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Bank may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions reading the Response Letter or require further information, please contact Ms. Joan Smart, Senior Vice-President, Chief Compliance and Regulatory Officer, at (416) 863-7275.

Yours truly,

/S/ Mr. Sean McGuckin
Executive Vice President and Chief Financial Officer

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